IRON MINING GROUP, INC.
295 MADISON AVE 12TH FLOOR
NEW YORK, NY 10067

August 3, 2011

VIA EDGAR
Kevin Woody
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N E
Washington, D.C. 20549

Re:          Iron Mining Group, Inc.
Form 10-K for Fiscal Year Ended
December 31, 2010
Filed April 19, 2011
Form 10-Q for Quarterly Period Ended
March 31, 2011
Filed May 23, 2011
File No. 333-51879

Dear Mr. Woody:

By letter dated July 7, 2011, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Iron Mining Group, Inc. (the “Company,” “we,” “us” or “our”) with its comments on the Company’s (i) Form 10-K for the fiscal year ended December 31, 2010, originally filed on April 19, 2011 (the “Form 10-K”) and (ii) Form 10-Q for the period ended March 31, 2011, originally filed on May 23, 2011 (the “Form 10-Q”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 11

1.  Please tell us how you complied with Item 308T of Regulation S-K.

RESPONSE: The Company has revised its disclosure in Item 9A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, to be in compliance with Item 308T of Regulation S-K.  Additionally, the Company has included updated certifications attached as exhibits.

Form 10-Q for the quarterly period ended March 31, 2011

Item 4. Controls and Procedures, page 24

2.  We note that you concluded your disclosure controls and procedures were not effective as of December 31, 2010. We further note that there have not been any changes to your internal control over financial reporting and that you concluded your disclosure controls and procedures were effective as of March 31, 2011. In light of your conclusion in yourForm 10K and that no changes have been made, please tell us how you determined that your disclosure controls and procedures were effective as of March 31, 2011.

RESPONSE: The disclosure contained in Item 4 of the Company’s Form 10-Q for the quarterly period ended March 31, 2011, contained a scrivener’s error as it related to the Company’s disclosure controls and procedures.  As of March 31, 2011, the Company’s disclosure controls and procedures were not effective, in line with the Company’s disclosure in the Company’s Form 10-K for the year ended December 31, 2010.  The Company has amended Item 4 of the Form 10-Q to accurately reflect the Company’s evaluation of its disclosure controls and procedures for such quarterly period.

Exhibits 31.1 and 31.2

3.  We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the phrase “information” with “data and have identified for issuer's auditors any material weaknesses in internal controls” in paragraph 5a. Please revise your certifications in future filings to comply with the Exchange Act Rules.

RESPONSE: The Company has amended the certifications contained in exhibits 31.1 and 31.2, respectively, in order to comply with Exchange Act Rules 13a-14(a) and 15(d)-14(a).

Additionally, the Company acknowledges that:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Garrett K. Krause
Garrett K. Krause
Chief Executive Officer